

Mail Stop 3628

December 24, 2009

<u>Via Facsimile (212.940.6557) and U.S. Mail</u>

Robert L. Kohl, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, NY 10016

      Re: **Franklin Electronic Publishers, Incorporated**
             Preliminary Proxy Statement on Schedule 14A
             Filed on November 24, 2009
             File No. 001-13198

             Schedule 13E-3
             Filed on November 24, 2009
             File No. 005-37836

Dear Mr. Kohl:

      We have reviewed the above filings and have the following comments. Where indicated, we think the Company should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask the Company to provide us with information so we may better understand the disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. All defined terms used here have the same meaning as in the preliminary proxy statement.

<u>Schedule 13E-3</u>

<u>General</u>

1.   Please revise the Schedule 13E-3 to include the Company as a filing person on the front cover page and have the Company sign the Schedule 13E-3 as well. Please refer to Section 101.01 of our Compliance and Disclosure Interpretations for Going Private Transactions, which are available on our website.

2.   We note that none of the owners of Saunders, including Messrs. Lipsky, Hokari, Musto, Morgan and Simons and "certain other of the Company's shareholders" are identified as filing persons. Please tell us why you believe these persons are not affiliates engaged in the going private transaction.

3.   Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantially fair to *unaffiliated* security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Q&A Nos. 5 of Exchange Act Release No. 17719 (Apr. 19, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the Company, and this fact should be reflected in the disclosure. Alternatively, and to the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3. In addition, be sure that each new filer signs the Schedule 13E-3. Finally, please note that joint filings covering two or more of the filing persons are permissible. Please refer to Section 117.02 of our Compliance and Disclosure Interpretations for Going Private Transactions, which are available on our website.

Proxy Statement on Schedule 14A

General

4.   We note the disclosure on page 1 of the Schedule 13E-3 and throughout the preliminary proxy statement that at the time of the special meeting, Saunders will own 32.66% of the Company's common stock. Please reconcile with the disclosure found in the letter to shareholders and the notice of special meeting in the preliminary proxy statement that indicates that Saunders and certain of its shareholders collectively hold approximately 40.4% of the outstanding shares of the Company's Common Stock.

5.   We note the reference throughout the proxy statement that Saunders is owned by "certain other of the Company's shareholders." Please disclose these shareholders. We note that Marcy Lewis, Shining Sea Limited, Julien David, Morton David and Noah Education Holdings Ltd. are each identified in the Schedule 13D filed on December 21, 2009 by Saunders.

Anticipated Closing of Merger, page 6

6.   Please include the form of transmittal materials as an appendix to your proxy statement.

Special Note Regarding Forward-Looking Statements, 12

7.   We note the discussion of forward-looking statements. A similar discussion is found in the Company's Forms 10-K and 10-Q which the Company has included as annexes to its preliminary proxy statement. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available for statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please amend the proxy statement to remove any reference to such safe harbor provisions and include disclosure in the proxy statement stating that the safe harbor provisions in the Forms 10-K and 10-Q included as annexes to the proxy statement do not apply to any forward-looking statements the Company makes in connection with the going-private transaction. Please also refrain from referring to such safe harbor provisions in any future filings, press releases or other communications relating to this going private transaction.

8.   In the same paragraph, we note the last sentence stating the Company "undertakes no obligation to publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future." Such statements are inconsistent with the Company's obligation to amend and promptly disseminate revised information in the event that its existing disclosure materially changes. See Rule 13e-3(d)(2). Please amend the Schedule 13E-3 and proxy statement accordingly and refrain from including such language in future press releases and filings relating to this going private transaction.

Background of the Merger, page 18

9.   We note disclosure in the third to last paragraph on page 20 that Oppenheimer provided the special committee "a preliminary analysis of the Company's financial performance and of the premiums typically paid in transactions similar to the type the special committee would be reviewing." We note disclosure in the second whole paragraph on page 21 that the special committee received a presentation by Oppenheimer. Please provide us with supplemental copies of any materials prepared by Oppenheimer in connection with its fairness opinion, including any "board books" or draft fairness opinions provided or any summaries of presentations made to the special committee or the board of directors. All such materials generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by Oppenheimer, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize all the presentations made by Oppenheimer, if any, and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3.

Reasons for the Special Committee's Recommendation, page 22

10.   The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of
        Regulation M-A are generally relevant to a filing person's fairness determination and
        should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange
        Act Release No. 34-17719 (April 13, 1981). It appears that the board expressly adopted
        the recommendation of the special committee in reaching the decision to approve the
        merger. Note that to the extent the special committee's discussion and analysis does not
        address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item
        1014 of Regulation M-A, the board must discuss any unaddressed factors in reasonable
        detail or explain in detail why the factor(s) were not deemed material or relevant. This
        comment applies equally to the fairness determination of each additional filing person
        added in a future amendment in response to comment 2 above. We note for example that
        the recommendation and analysis of the special committee does not appear to address the
        factors described in clauses (iv), (vi) or (viii) of Instruction 2 to Item 1014 and Item
        1014(c) and (d) or explain in detail why such factors were not deemed material or
        relevant.

11.   Please address how the special committee, or any filing person relying on the financial
        advisor's opinion, was able to reach the fairness determination as to unaffiliated security
        holders, given that the financial advisor's fairness opinion addressed fairness with respect
        to security holders other than Saunders, rather than all security holders unaffiliated with
        the Company.

12.   We refer you to the third bullet point on page 24. Please advise why there might not be
        adequate financing available to Saunders to complete the merger given the disclosure on
        page 48.

Reasons for the Board's Recommendation, page 25

13.   We note the disclosure in the last full paragraph on page 25 that the board determined
        that the merger is advisable and in the best interests of Franklin, approved the merger
        agreement and the plan of merger and determined the merger consideration to be fair to
        Franklin's shareholders. Please revise here and throughout the filing, including on pages
        13 and 22, to expressly disclose whether each filing person reasonably believes that the
        merger is substantively and procedurally fair to *unaffiliated* security holders. See Item
        1014(a) of Regulation M-A and See Question Nos. 19 and 21 of the Exchange Act
        Release No. 34-17719 (April 13, 1981).

Opinion of Financial Advisor to the Special Committee of the Board of Directors, page 25

14.   It is your responsibility to summarize accurately. Please revise the second paragraph of
        this section to delete the portion of the sentence indicating that the summary of

> Oppenheimer's opinion is qualified in its entirety by reference to the full text of the opinion. You can direct investors to read the entire proxy statement for more complete discussions. Please make a corresponding change to similar disclosure regarding the summary of the merger agreement on page 37.

15. Please confirm that the "financial forecasts and estimates" referenced in the bullet points on page 26 are the financial projections disclosed on page 29.

16. We note that Oppenheimer performed a Selected Companies analysis. Please revise to provide disclosure concerning the methodology and criteria used in selecting these companies as well as the 72 transactions described on page 31. Also, indicate whether the criteria were consistently applied and, if any company was deliberately excluded from the two datasets, briefly indicate the reasoning behind such exclusion.

17. Please revise to disclose the data underlying the results described in this section. For example, disclose (i) the enterprise value, EBITDA and revenues for each company in the Selected Companies Analysis, including the Company, and (ii) the data from each transaction that resulted in the selected premiums referenced on page 31 and the Company data to which the multiple was applied to arrive at the implied per share equity reference range. For each analysis, show how the information from the analysis resulted in the multiples/values disclosed.

18. Please revise to indicate how Oppenheimer arrived at the assumed perpetual growth rates and discount rates used in the Discounted Cash Flow Analysis. Also, disclose the industry average for these figures.

19. We note your disclosure on page 31 that a "significant portion" of the $625,000 fee payable to Oppenheimer is contingent upon the consummation of the merger. Please revise to disclose the three portions referenced in this paragraph and address the potential conflicts of interest associated with this fee structure.

Financial Projections provided to Oppenheimer, page 29

20. Please revise to disclose the approximate date on which the financial projections provided in this section were last updated by management. Also, disclose who was responsible for preparing these projections and indicate what role, if any, the security holders of Saunders, including Messrs. Lipsky, Hokari, Musto, Morgan and Simons and "certain other of the Company's shareholders," played in formulating these projections.

21. Please revise to address the key business, and economic, assumptions underlying your projections.

<u>Purposes and Reasons for the Merger…, page 31</u>

22.   If the Company or Saunders and its affiliates considered alternative means to accomplish the stated purposes, briefly describe the alternatives and state the reasons for their rejection. Please see Item 1013(b) of Regulation M-A and Instruction 1 thereto.

23.   Revise the last paragraph of this section to provide the dollar amounts required by Instruction 2 to Item 1013 of Regulation M-A.

<u>Effects of the Merger on Franklin, page 32</u>

24.   Include a description of the effects of the Rule 13e-3 transaction on the Company, its affiliates and unaffiliated security holders. The disclosure must include a reasonably detailed description of both the benefits and detriments of the transaction to Company as well as to its affiliates and unaffiliated security holders. Refer to Instruction 2 to Item 1013(d) of Regulation M-A. The benefits and detriments of the transaction must be quantified to the extent practicable. Please expand the disclosure in this section accordingly.

<u>Where You Can Find More Information, page 54</u>

25.   Please revise the first paragraph to reflect the correct address of the Securities and Exchange Commission.

*   *   *   *

As appropriate, please amend the filings in response to these comments. You may wish to provide us with marked copies of any amendments to expedite our review. Please furnish a cover letter with the amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since a company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

•   the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information the Company provides to the staff of the Division of Corporation Finance in our review of the filings or in response to our comments on the filings.

Please direct any questions to me at (202) 551-3621. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions

cc via facsimile:

David Boillot, Esq.
Reitler Kailas & Rosenblatt LLC
(F) 212.371.5500